Exhibit 99

President & CEO Kent Steinwert announced today that Farmers & Merchants Bancorp reported solid second quarter and first half 2009 financial results.

Steinwert stated, “We believe the California economy is still in a recession, particularly in the Central Valley, and this view appears to be supported by the weak second quarter 2009 earnings reported by most California community banks.  Accordingly, the Board of Directors decided to be cautious by increasing the size of the Company’s loan loss reserves to $25.5 million or 2.13% of total loans outstanding, a 24% increase from March 31, 2009.  As a result of the larger provision expense, second quarter 2009 net profit was $3.1 million and $9.0 million for the first half 2009.  Return on assets for the first half of 2009 was 1.06% versus 1.54% for the same period in 2008 and return on equity was 11.23% versus 15.90% last year.  Total deposits increased to $1.5 billion as of June 30, 2009, up 10.54% from June 30, 2008.  Total loans outstanding were $1.2 billion at June 30, 2009, up 6.17% from June 30, 2008.  Non-performing assets remained relatively low at 0.89% of total assets which continues to compare favorably to other community banks in California.”

Steinwert noted, “Given the Company’s continued strong core earnings performance, we were able to substantially increase reserves to further protect the Company against continuing weakness in the economy, and still report net profits that compare favorably to other California community banks.  The strengthened loan loss reserve gives the Company and its shareholders greater protection should the recession lengthen.  Importantly, this action should not have any impact on future common stock cash dividend payments.”

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Farmers & Merchants Bancorp is the parent of Farmers & Merchants Bank of Central California, also known as F&M Bank. Founded in 1916, the institution is a full service, locally owned and operated, community bank which proudly serves California’s Great Central Valley through 24 convenient locations from Sacramento to Merced.

FORWARD LOOKING STATEMENTS
Statements concerning future performance, developments or events, expectations for growth and income forecasts, and any other guidance on future periods, constitute forward-looking statements that are subject to a number of risks and uncertainties. Actual results may differ materially from stated expectations. Specific factors include, but are not limited to, loan production, balance sheet management, expanded net interest margin, the ability to control costs and expenses, interest rate changes and financial policies of the United States government and general economic conditions. Additional information on these and other factors that could affect financial results are included in our Securities and Exchange Commission filings. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.